EXHIBIT 23.3
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Covad Communications Group, Inc. for the registration of 44,647,822 shares of its common stock and to the incorporation by reference therein of our report dated February 12, 2004 (except for (i) the fourth and fifteenth paragraphs of Note 13 and (ii) Note 14, as to which the dates are May 11, 2004 and May 27, 2004, respectively), with respect to the consolidated statements of operations, stockholders’ equity (deficit), and cash flows of Covad Communications Group, Inc. for the year ended December 31, 2003, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Francisco, California
May 26, 2006